EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended
	March 31,
	2007	2006
Income from continuing operations before income taxes	$67,986	$81,260
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	—	688
Amortization of capitalized interest	312	301
Interest expense	9,644	13,065
Interest portion of rental expense	1,535	1,014

Earnings	$79,477	$96,328

Interest	$11,609	$13,266
Interest portion of rental expense	1,535	1,014
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—

Fixed Charges	$13,144	$14,280

Ratio of Earnings to Fixed Charges	6.05	6.75

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